

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403-2552
www.modine.com
Tele 262.636.1200

VIA EDGAR

January 24, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-3628
Attn: Ms. Heather Clark and Ms. Jean Yu

      RE: Modine Manufacturing Company
               Form 10-K for the Fiscal Year Ended March 31, 2024
               Form 8-K furnished October 29, 2024
               File No. 001-01373

Dear Mss. Clark and Yu:

Modine Manufacturing Company (the "Company") has reviewed the comment letter dated January 22, 2025 ("Comment Letter") from the staff of the Office of Manufacturing of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") regarding the above-referenced filings of the Company. Please find below the response of the Company.

For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company's response.

Form 8-K furnished October 29, 2024
Exhibit 99.1, page 1

    1.   ***We note that you have presented Adjusted EBITDA as a non-GAAP measure and have not provided equally prominent disclosure of net income or loss. Item 10(e)(1)(i)(A) of Regulation S-K requires a presentation having equal or greater prominence of the most directly comparable financial measure calculated and presented in accordance with GAAP, and a reconciliation between this measure and your non-GAAP measure. Refer to C&DI 102.10 and revise your Adjusted EBITDA presentation accordingly.***

The Company acknowledges the Staff's comment and has reviewed the guidance contained in Item 10(e)(1)(i)(A) of Regulation S-K and C&DI 102.10. The Company recognizes that net earnings is the most directly comparable U.S. GAAP financial measure for Adjusted EBITDA. The Company confirms, that in future earnings press releases furnished on Form 8-K, it will present net earnings directly above Adjusted EBITDA or in a similar manner that will ensure equal or greater prominence is given to the U.S. GAAP financial measure. The Company plans to furnish its upcoming third quarter earnings press release, with net earnings appropriately presented, on February 4, 2025. The Company has included an example of its proposed modified disclosure below, with the additions shown in bold blue font:

"Second Quarter Highlights:

- Net sales of $658.0 million increased 6 percent from the prior year
- Operating income of $75.3 million increased 15 percent from the prior year
- **Net earnings of $46.4 million decreased $0.5 million, or 1 percent, from the prior year**
- Adjusted EBITDA of $99.8 million increased $18.6 million, or 23 percent, from the prior year
- Earnings per share of $0.86 decreased $0.01 from the prior year
- Adjusted earnings per share of $0.97 increased $0.08, or 9 percent, from the prior year

Second Quarter Financial Results

Net sales increased 6 percent to $658.0 million, compared with $620.5 million in the prior year. Organic sales increased 1 percent compared with the prior year.

Gross profit increased 23 percent to $165.6 million and gross margin improved by 340 basis points to 25.2 percent, which was primarily driven by favorable sales mix, including sales from the recently-acquired Scott Springfield Manufacturing business and organic data center sales growth, and higher average selling prices.

Selling, general and administrative ("SG&A") expenses increased $16.9 million to $85.8 million. The increase was primarily due to higher compensation-related expenses, including increased incentive compensation resulting from improved financial results, and SG&A expenses of the acquired Scott Springfield business, including $4.7 million of incremental amortization expense for acquired intangible assets.

Operating income was $75.3 million, compared to $65.7 million in the prior year, an increase of 15 percent. The increase was driven by higher gross profit as compared to the prior year, partially offset by higher SG&A and restructuring expenses. The Company recorded $4.5 million of restructuring expenses during the second quarter of fiscal 2025, primarily for severance-related expenses in Europe within the Performance Technologies segment and product line transfer costs. **Net earnings of $46.4 million decreased $0.5 million, or 1 percent, compared with $46.9 million in the prior year.** Adjusted EBITDA, which excludes restructuring expenses, certain other charges, and depreciation and amortization expense, was $99.8 million, an increase of $18.6 million, or 23 percent, compared with $81.2 million in the prior year."

* * *

Please do not hesitate to call me at (262) 636-8446 with any questions regarding the foregoing.

Very truly yours,

/s/ Michael B. Lucareli
Michael B. Lucareli, Executive Vice President,
Chief Financial Officer